

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

September 3, 2014

Via E-mail
Ray Ruiping Zhang
Chairman and Chief Executive Officer
eHi Car Services Limited
Unit 12/F, Building No. 5, Guosheng Center
388 Daduhe Road, Shanghai, 200062
People's Republic of China

> **Re: eHi Car Services Limited**
> **Amendment No. 1 to**
> **Draft Registration Statement on Form F-1**
> **Submitted August 13, 2014**
> **CIK No. 0001517492**

Dear Mr. Zhang:

We have reviewed your amended draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

General

1. Please include a currently dated consent of the independent registered public accounting firm upon public filing of your registration statement.

Prospectus Summary, page 1

Our competitive strengths, page 3

2. We note your disclosure that your management team is "supported by a strong shareholder base." Please revise to clarify what you mean by a "strong shareholder base."

Risk Factors, page 17

We may not be able to sustain our growth, page 19

    3. Please also disclose your recent losses in this risk factor.

PRC Regulations, page 41

    4. We note your disclosure that "On July 4, 2014, the SAFE issued the Notice on Issues Relating to the Administration of Foreign Exchange for Overseas Investment and Financing and Reverse Investment by Domestic Residents via Special Purpose Vehicles, or Circular 37, which replaced the Notice on Issues Relating to the Administration of Foreign Exchange for the Financing and Reverse Investment by Domestic Residents via Offshore Special Purpose Vehicles issued by SAFE in October 2005, or Circular 75." Please add to the risk factor discussion how this newly promulgated Circular 37 differs from Circular 75 and any additional uncertainties as to its application, compared with prior Circular 75, if applicable, so investors can assess the risk.

Our contractual agreements, page 44

    5. Please file the contractual agreements with your variable interest entity as exhibits.

Capitalization Table, page 58

    6. Please revise your table to include your indebtedness (e.g. long-term borrowings) to comply with the disclosure requirements of Item 3.B of Form 20-F.

Strategic partnerships with leading global travel service providers, page 118

    7. Please include disclosure here that there is no written agreement with Ctrip, as your response to prior comment 25 indicates. Please also further explain what your partnership with Ctrip entails and what services are included or how you make money from the partnership.

Related Party Transactions, page 149

    8. We note your response to our prior comment 32 and reissue in part. Please confirm that all agreements with major shareholders have been filed as material contracts. Refer to Item 601(b)(10)(ii)(A) of Regulation S-K. In this regard, we note your response relies in part upon the idea that certain shareholders rights within certain agreements will not survive the offering. Item 601(b)(10)(i) of Regulation S-K requires the filing of a material contract if it is to be "performed in whole or in part at or after the filing of the registration statement." To the extent you have any agreements with major shareholders

which are currently in effect, they should be filed as material contracts unless they are immaterial in amount or significance or advise.

Taxation, page 198

PRC Taxation, page 198

9. We note your response to our prior comment 37 and reissue in part. Please have counsel revise this section to address and express a conclusion for each material PRC tax consequence. Counsel should clearly identify each material PRC tax consequence being opined upon, set forth counsel's opinion as to each identified tax item, and set forth the basis for such opinion. Refer to Section III.C.1 of Staff Legal Bulletin No. 19. If there is a lack of authority directly addressing the PRC tax consequence, conflicting authority or significant doubt about the PRC tax consequence, counsel may issue a "should" or "more likely than not" opinion to make clear that the opinion is subject to a degree of uncertainty. If such opinions are given, counsel should explain why it cannot give a "will" opinion and should describe the degree of uncertainty in the opinion. Refer to Section III.C.4 of Staff Legal Bulletin No. 19. In this regard, we note counsel's use of the phrase "we do not believe" in its discussion of whether or not the company or any of its offshore subsidiaries will be deemed as a "resident enterprise" for PRC tax purposes. Please advise why counsel cannot give a "will," "should" or "more likely than not" opinion with respect to this PRC tax consequence or, alternatively, have counsel revise this section to express a conclusion regarding this PRC tax consequence.

Consolidated Statements of Comprehensive Loss

Note 2. Summary of Significant Accounting Policies

Revenue Recognition, page F-12
Segment Reporting, page F-16

10. We note your responses to comments 40, 42, and 43. We believe you should expand your disclosures on pages 73-75 within MD&A to discuss in greater detail management's approach to pricing and profitability similar to level of detail provided in your response(s) to us. Your expanded discussion should include, but not be limited to, items such as operating expenses are not significant inputs when building your pricing model; profitability is reviewed and measured by the entire company as a whole; the entire vehicle fleet is viewed as one pool of assets that are cross-utilizable; and spending or budgeting decisions are not made by revenue streams. We believe such disclosure will enhance an investors understanding and ability to see the company through the eyes of management. Please revise accordingly.

<u>Exhibit 5.1</u>

11. Refer to Section 1. We note the list of documents reviewed. Please have counsel revise this paragraph to clarify that it has examined all other documents it deems necessary to form its opinions.

12. To the extent any selling shareholders participate in the offering, please have counsel revise Section 3 to opine that any shares offered by such shareholders "are legally issued, fully paid and non-assessable." Refer to Section II.B.2.h of Staff Legal Bulletin No. 19 dated October 14, 2011.

If you intend to respond to these comments with an amended draft registration statement, please submit it and any associated correspondence in accordance with the guidance we provide in the Division's October 11, 2012 announcement on the SEC website at http://www.sec.gov/divisions/corpfin/cfannouncements/drsfilingprocedures101512.htm.

You may contact Effie Simpson at (202) 551-3346 or Jean Yu at (202) 551-3305 if you have questions regarding comments on the financial statements and related matters. Please contact Donald E. Field at (202) 551-3680 or me at (202) 551-3210 with any other questions.

Sincerely,

/s/ Susan Block

Susan Block
Attorney-Advisor

cc: <u>Via E-mail</u>
        Portia Ku
        O'Melveny & Myers LLP